Media Release 17 May 2024	Exhibit 99.7

James Hardie Industries Announces Appointment of New Non-Executive Director

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, is pleased to announce the appointment of John Pfeifer as an independent non-executive director of James Hardie effective 16 May 2024.

Mr Pfeifer is Oshkosh Corporation’s President and Chief Executive Officer and is a member of the company’s Board of Directors, positions he has held since April 2021. He served as President and Chief Operating Officer from 2019 to 2021.

Prior to joining Oshkosh Corporation in 2019, Mr Pfeifer served 13 years with Brunswick Corporation in various leadership positions across Europe, the Middle East, Africa and Asia Pacific, most recently as Senior Vice President and President of Mercury Marine, a global leader in marine propulsion systems, parts and accessories.

Earlier in his career, Mr Pfeifer held executive and general management positions with ITT Corporation and Milacron, Inc. He brings over 30 years of senior leadership and global management experience.

Mr Pfeifer also serves on the Board of Directors at Froedtert ThedaCare Health, Inc., the National Exchange Bank and Trust in Fond du Lac, Wisconsin, and the National Association of Manufacturers (NAM).

Mr Pfeifer holds a bachelor’s degree in economics and Japanese language from the University of Michigan. He is a resident of the United States.

Commenting on the appointment, Anne Lloyd, Chairperson of James Hardie, said “I am delighted John has agreed to join our Board. He brings a wealth of senior leadership and global management experience to James Hardie. John will be a valuable addition to the Board.”

Following Mr Pfeifer’s appointment, the Board now has 9 non-executive directors.

Mr Pfeifer’s full biography is available on James Hardie’s investor relations website at www.ir.jameshardie.com.au.

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
END

Media Release: James Hardie Industries Announces Appointment of New Non-Executive Director	1

Media Release 17 May 2024	Exhibit 99.7

Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Media Release: James Hardie Industries Announces Appointment of New Non-Executive Director	2